

SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8 - 46935



SEC MAIL PROCESSING
RECEIVED
APR 0 1 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/01** (MM/DD/YY) AND ENDING **12/31/01** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ALEXANDER WESCOTT & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

421 BROAD STREET

(No. and Street)

UTICA	NEW YORK	13501
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD H. BACH **(315) 738-8232**

(Area Code --- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEMPISTY & COMPANY, CERTIFIED PUBLIC ACCOUNTANTS, P.C.

(Name --- *if individual, state last, first, middle name*)

15 MAIDEN LANE, SUITE 1003	NEW YORK	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

OATH OR AFFIRMATION

I, RICHARD BACH, swear (or affirm) that, to the best of my knowledge and behalf the accompanying financial statement and supporting schedules pertaining to the firm of ALEXANDER WESCOTT & CO., INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

SANDRA C. NOWICKI
Notary Public in the State of New York
Appointed in Oneida County
My Commission Expires June 23, 2022

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALEXANDER, WESCOTT & CO., INC.

DECEMBER 31, 2001

INDEX

	PAGE
INDEPENDENT AUDITORS' REPORT	1
BALANCE SHEET	2
STATEMENT OF OPERATIONS	3
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-11
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934:	
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	13
SCHEDULE II - RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5 (d)(4)	14
SCHEDULE III - SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4d(2) AND UNDER THE COMMODITY EXCHANGE ACT	15
SCHEDULE IV - SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT	16
SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC AUDITOR	18-19

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Alexander, Wescott & Co., Inc.

We have audited the accompanying balance sheet of Alexander, Wescott & Co., Inc. as of December 31, 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alexander, Wescott & Co., Inc. at December 31, 2001 and the results of its' operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company's ability to continue in the normal course of business is dependent upon the success of future operations. The Company has recurring losses, negative cash flows from operations, limited operating revenues and an accumulated deficit, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
March 28, 2002

ALEXANDER, WESCOTT & CO., INC.

BALANCE SHEET

DECEMBER 31, 2001

ASSETS		
Deposits with clearing brokers (Note 5)	$	150,000
Securities owned, at market		35,582
Other securities owned, at fair value (Note 7)		26,457
Office equipment, net of accumulated depreciation of $10,849.		5,217
Other assets (Note 6)		2,234
TOTAL ASSETS	$	219,490
LIABILITIES AND STOCKHOLDERS' EQUITY		
Bank overdraft	$	1,800
Accounts payable and accrued expenses		29,390
Commissions payable		16,408
Payable to clearing brokers (Note 5)		27,058
Due to related party		2,218
TOTAL LIABILITIES		76,874
Commitments and contingencies (Note 11)		
Stockholders' Equity		
Common stock, no par value, 200 shares authorized, issued and outstanding		200
Paid-in capital		2,904,163
Deficit		(2,761,747)
Total Stockholders' Equity		142,616
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	219,490

The accompanying notes are an integral part of these financial statements.

ALEXANDER, WESCOTT & CO., INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues	
Trading and commissions	$ 556,676
Investment banking	70,403
Interest	22,727
Total Revenues	649,806
Expenses	
Employee compensation and benefits	640,401
Clearance fees	192,780
Occupancy	26,525
Communications	45,617
Other	150,542
Total Expenses	1,055,865
Net loss	$ (406,059)

The accompanying notes are an integral part of these financial statements.

ALEXANDER, WESCOTT & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional Paid-in		
	Shares	Amount	Capital	Deficit	Totals
Balances at January 1, 2001	200	$ 200	$ 2,695,000	$ (2,355,688)	$ 339,512
Net loss	-	-	-	(406,059)	(406,059)
Capital contribution	-	-	209,163	-	209,163
Balances at December 31, 2001	200	$ 200	$ 2,904,163	$ (2,761,747)	$ 142,616

The accompanying notes are an integral part of these financial statements.

ALEXANDER, WESCOTT & CO., INC.

STATEMENT OF CASH FLOWS

FOR YEAR ENDED DECEMBER 31, 2001

Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(406,059)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		2,221
Changes in operating assets and liabilities:		
Decrease in receivables from clearing brokers		9,648
(Increase) in marketable securities owned, at market		(27,988)
(Increase) in other securities owned, at fair value		(13,130)
Decrease in other assets		75,087
Increase in bank overdraft		1,800
(Decrease) in accounts payable and accrued expenses		(19,781)
Increase in due to related party		2,218
Increase in commissions payable		4,028
Increase in payable to clearing brokers		27,058
Total adjustments		61,161
NET CASH USED BY OPERATING ACTIVITIES		(344,898)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Repayments from parent		135,716
CASH PROVIDED BY INVESTING ACTIVITIES		135,716
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		209,163
CASH PROVIDED BY FINANCING ACTIVITIES		209,163
NET DECREASE IN CASH		(19)
CASH		
Beginning of year		19
End of year	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Alexander, Wescott & Co., Inc. (the "Company") is a wholly-owned subsidiary of The Financial Commerce Network, Inc. ("FCNI") and a broker-dealer registered with the Securities and Exchange Commission ("SEC") and an introducing broker registered with the Commodity Futures Trading Commission ("CFTC"). The Company is also a member of the National Association of Securities Dealers, Inc. ("NASD") and the National Futures Association ("NFA"). The Company's operations consist primarily of engaging in principal transactions and providing investment banking services. FCNI filed a voluntary petition for bankruptcy on February 12, 2002 (See note 12).

NOTE 2- GOING CONCERN CONSIDERATION

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has recurring losses, negative cash flows from operations, limited operating revenues and an accumulated deficit. The Company reported losses from operations of $439,616 for December 31, 2000 and $406,059 for December 31, 2001. The Company reported net cash used in operating activities of $308,223 for December 31, 2000 and $344,898 for December 31, 2001. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. During 2002, management of the Company intends to build the business through recruitment of brokers and investment banking. There can be no assurance that management's plans, as described above, will be realized. If the Company is unable to generate sufficient revenues or raise sufficient additional capital, there could be a material adverse effect on the financial position, results of operations and cash flows of the Company.

NOTE 3- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

The Company considers money market accounts to be cash equivalents.

NOTE 3- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Office Equipment

Office equipment is stated at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method over an estimated useful life of 6 years.

Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade date basis.

Investment Banking Revenues

Investment banking revenues are recorded in accordance with the terms of the investment banking agreements.

Securities owned

Marketable securities owned consist of corporate equity securities that are valued at market. The other securities owned consist of restricted equity securities received in connection with investment banking services that are recorded at fair value as determined by Management. Unrealized gains and losses on the securities are reflected in revenues.

Income Taxes

The Company files its federal income tax return on a consolidated basis with its parent. There is no formal written tax sharing agreement in effect and the income taxes for the Company are calculated on a separate Company basis. The Company complies with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax assets and liabilities for both the expected future tax impact of differences between the financial statement and tax bases of assets and liabilities, and for the expected future tax benefit to be derived from tax loss carryforwards. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

NOTE 3- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 4- NET CAPITAL REQUIREMENT

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2001, the Company's net capital was $101,276, which was $1,276 in excess of its minimum requirement of $100,000. The Company's net capital ratio was 0.76 to 1.

During the audit of the Company's net capital computation it was noted that a non-allowable asset of $26,457 had been improperly included as allowable and unrecorded liabilities of $5,572 were discovered. As a result of these errors, the Company had excess net capital of approximately $1,300, which is $18,700 less than 120 percent of its required net capital. Accordingly, the Company has made the proper notifications as required by Rule 17a11. The violation was cured during January 2002, before its discovery was made, when the Company received $90,000 in loans. A capital contribution of $300,000 was received in February 2002 from its possible new owner.

NOTE 5- RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to the Company's clearing organizations at December 31, 2001, consist of the following:

	Receivable	Payable
Deposit with clearing broker	$ 150,000	$ -
Payable to clearing brokers	-	27,058
	$ 150,000	$ 27,058

NOTE 6- OTHER ASSETS

At December 31, 2001, other assets consist of the following:

Security deposit	$	1,250
Prepaid expense		984
	$	2,234

NOTE 7- SECURITIES OWNED - NOT READILY MARKETABLE

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2001, these securities at estimated fair values consist of the following:

Equities	$	26,457

NOTE 8- INCOME TAXES

The deferred tax asset of approximately $1,150,000 resulting from net operating losses carryforwards and allowances for doubtful collections has been fully reserved. At December 31, 2001, the Company had net operating loss carryforwards for federal and state tax purposes of approximately $2,850,000 that begin to expire in 2019. With the proposed change in ownership, the net operating loss carryforward may be reduced in accordance with Internal Revenue Service Regulations.

NOTE 9- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 10- RELATED PARTY TRANSACTIONS

The Company rents office space and equipment from its parent on a month to month basis.

NOTE 10- COMMITMENTS AND CONTINGENCIES

The Company rents office space and equipment from its parent on a month to month basis. Rent expense under these agreements for the year ended December 31, 2001 was approximately $26,525 and the Company paid the parent $56,000 in administrative expenses.

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company believes that, due to its current financial condition, any unfavorable outcome could have a material adverse effect an the financial condition, results of operations or cash flows of the Company and may require the Company to obtain additional capital to remain in compliance with its minimum net capital requirements.

The Company is currently disputing $88,000 of legal bills which were billed to the Company after its parent declared bankruptcy. Company management believes that these bills are owed by its parent and not the Company.

NOTE 11- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing brokers on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the securities transactions introduced by the Company.

NOTE 12- SUBSEQUENT EVENTS

On February 12, 2002, The Financial Commerce Network, Inc ("FCNI"), the parent company of Alexander, Westcott & Co., Inc., filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Count for the District of Nevada. The Company did not file for bankruptcy.

On March 9, 2002, attorneys for Mr. Richard H. Bach, the President of the Company, submitted a motion to have the trustee sell FCNI's subsidiary (the Company) to Mr. Bach free and clear of all liens for $75,000.

During January 2002, Mr. Bach loaned $90,000 to the Company.

During February 2002, Mr. Bach contributed an additional $300,000 in capital to the Company.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

ALEXANDER, WESCOTT & CO., INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

NET CAPITAL:		
Stockholders' equity		$ 142,616
Less non-allowable assets and deductions:		
Other securities owned, at fair value	$ 26,457	
Office equipment	5,217	
Other assets	2,234	
		33,908
NET CAPITAL before haircuts		108,708
Haircuts on marketable securities owned, at market		7,432
NET CAPITAL		$ 101,276
TOTAL AGGREGATE INDEBTEDNESS		$ 76,874
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$ 5,125
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 100,000
MINIMUM NET CAPITAL REQUIRED		$ 100,000
EXCESS NET CAPITAL ($101,276 - $100,000)		$ 1,276
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 76,874 / $ 101,276	75.91%

ALEXANDER, WESCOTT & CO., INC.

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)			$	125,847
Audit adjustments resulting in a decrease in non allowable assets (net)	$	(26,457)		(26,457)
Unrecorded liabilities		(5,572)		(5,572)
Decrease in haircuts on securities		7,458		7,458
NET CAPITAL, per audit			$	101,276

ALEXANDER, WESCOTT & CO., INC.

SCHEDULE III
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4d(2) AND UNDER THE COMMODITY EXCHANGE ACT
DECEMBER 31, 2001

As the Company does not carry customer accounts for trading on U.S. Commodity Exchanges, it neither computes nor segregates funds pursuant to Section 4d(2) under the Commodity Exchange Act.

ALEXANDER, WESCOTT & CO., INC.

SCHEDULE IV

SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT

DECEMBER 31, 2001

As the Company does not carry customer accounts for trading on Foreign Commodity Exchanges, it neither computes nor segregates funds pursuant to Regulation 30.7 under the Commodity Exchange Act.

ALEXANDER, WESCOTT & CO., INC.

INDEPENDENT PUBLIC AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2001

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

The Stockholders of
Alexander, Wescott & Co., Inc.
Utica, New York

In planning and performing our audit of the financial statements of Alexander, Wescott & Co., Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Alexander, Wescott & Co., Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
March 28, 2002